BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

04036971

10 September 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
SEP 17 2004
WASH, D.C. 185 SECTION

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PP

Alison Livesley
Head of Investor Relations

PROCESSED
SEP 22 2004
THOMSON
FINANCIAL

9/20

BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 9 September 2004

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

Embargoed until 0700 hrs Friday 10 September 2004

Busiest August on record for BAA airports

In August, BAA's UK airports achieved 3.7% growth on last year despite BA's operational problems. This meant that a total of 14.2 million passengers used the airports in August, making it the busiest August on record.

Among key markets, European scheduled traffic growth was strong at all airports and in total was up by 8.3%. North Atlantic activity rose by 4.5% while traffic on other long haul routes was 9.0% up on last August. European charter traffic was again the weakest sector, experiencing an 11.2% decrease in August, following a 6.2% drop in July.

Of the individual airports, Heathrow's traffic grew 2.0%, Gatwick grew 2.1% despite the decline in charter traffic, Stansted recorded a 9.4% gain and Southampton an 8.4% increase.

The Scottish airports recorded a 6.1% gain with Glasgow up by 4.4% and Edinburgh by 7.8%. Aberdeen continued its recent recovery with a 7.5% increase.

In total the number of air transport movements handled at BAA's airports was up by 2.9%. Cargo growth continued its recent strong recovery with an overall increase of 10.8% in tonnage handled. Heathrow's growth was again in double figures adding 12.9%.

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
email newsdesk@baa.com www.baa.com

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Samantha Birmingham, BAA plc**
Tel + 44 (0) 207 932 6654

City enquiries: **Duncan Bonfield, BAA plc**
Tel + 44 (0) 207 932 6831

BAA Traffic Summary : August 2004

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Aug 04	% Change**	12 months to Aug 04	% Change***
Heathrow	6,310.7	2.0	29,885.7	8.4	66,589.4	6.3
Gatwick	3,697.3	2.1	15,354.1	4.7	30,747.7	2.7
Stansted	2,164.1	9.4	9,474.9	13.0	20,501.8	16.2
London Area Total	**12,172.1**	**3.3**	**54,714.7**	8.1	**117,838.9**	**6.9**
Southampton	152.0	8.4	689.8	16.5	1,470.7	43.7
Glasgow	870.5	4.4	4,144.0	5.5	8,362.0	3.8
Edinburgh	773.1	7.8	3,619.7	7.8	7,840.5	7.3
Aberdeen	241.9	7.5	1,171.3	4.9	2,586.7	2.0
Scottish Total	**1,885.5**	**6.1**	**8,935.0**	6.3	**18,789.2**	**5.0**
BAA Total	**14,209.6**	**3.7**	**64,339.5**	8.0	**138,098.9**	**6.9**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Aug 04	% Change**	12 months to Aug 04	% Change***
Heathrow	40,558	1.3	199,779	3.8	468,140	2.5
Gatwick	24,218	1.3	110,153	3.5	237,980	0.4
Stansted	16,243	3.1	77,280	4.5	176,589	5.3
London Area Total	**81,019**	**1.6**	**387,212**	3.9	**882,709**	**2.5**
Southampton	3,388	3.5	16,032	7.0	36,096	18.8
Glasgow	8,535	4.3	41,775	4.6	90,778	2.4
Edinburgh	9,825	8.3	48,594	8.2	111,368	5.6
Aberdeen	7,216	7.9	35,167	3.8	80,365	1.0
Scottish Total	**25,576**	**6.9**	**125,536**	5.7	**282,511**	**3.2**
BAA Total	**109,983**	**2.9**	**528,780**	4.4	**1,201,316**	**3.1**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Aug 04	% Change**	12 months to Aug 04	% Change***
Heathrow	106,472	12.9	551,635	11.2	1,283,835	4.2
Gatwick	16,727	-6.5	87,430	-4.2	219,582	-4.8
Stansted	17,247	19.4	91,580	17.2	221,686	14.3
London Area Total	**140,446**	**10.9**	**730,645**	9.8	**1,725,103**	**4.1**
Southampton	24	0.0	118	-22.4	283	-21.1
Glasgow	888	32.7	3,897	39.1	6,891	33.0
Edinburgh	1,916	-1.7	11,041	5.4	26,471	9.6
Aberdeen	307	-1.0	1,570	3.1	3,584	2.7
Scottish Total	**3,111**	**6.3**	**16,508**	11.6	**36,946**	**12.6**
BAA Total	**143,581**	**10.8**	**747,271**	9.8	**1762,332**	**4.3**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of August 2003

** compared to the five months April to August 2003

*** compared to the twelve months to August 2003

Market Comparison: August 2004

Market	*BAA Total Aug 03 (000s)*	*BAA Total Aug 04 (000s)*	*% Change*
Domestic	2,311	2,393	3.5
Eire	627	614	-2.1
European Scheduled	5,140	5,566	8.3
European Charter*	2,028	1,801	-11.2
North Atlantic	1,820	1,902	4.5
Other Long Haul	1,775	1,934	9.0
Total	**13,701**	**14,210**	**3.7**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.